UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-39530

ImmunoPrecise Antibodies Ltd.

(Translation of registrant's name into English)

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐ Form 40-F  ☒

INCORPORATION BY REFERENCE

The contents of this Form 6-K are incorporated by reference into the Registrant's Registration Statement on Form F-3 (File No. 333-273197).

CONTENTS

On March 7, 2024, ImmunoPrecise Antibodies Ltd. (the "Company" or "IPA") announced the development of a Foundation AI Model that represents an advancement in life sciences research and development. The Company's model combines the strengths of Large Language Models (LLMs) through an advanced stacking technique with BioStrand's patented HYFT Technology. The HYFT's ability to pinpoint 'fingerprints' in biological sequences enables the stacked LLMs to apply their vast knowledge base with greater specificity, leading to more accurate predictions and insights. This integration marks a pivotal moment in the utilization of artificial intelligence for complex biological data analysis and drug discovery.

Unveiling the Intricacies of HYFT Technology

Central to the success of BioStrand's Foundation AI Model is its utilization of its patented HYFT technology, a sophisticated framework designed to identify and leverage universal fingerprint™ patterns across the biosphere. These fingerprints act as critical anchor points, encompassing detailed information layers that bridge sequence data to structural data, functional information, bibliographic insights, and beyond, serving as the great connector between disparate realms of knowledge. BioStrand's platform core is built upon a comprehensive and continuously expanding knowledge graph, mapping 25 billion relationships across 660 million data objects, and linking sequence, structural, and functional data from the entire biosphere to written text such as scientific literature, providing a holistic understanding of the relationships between genes, proteins, and biological pathways.

The seamless integration of HYFTs with stacked LLMs enables the BioStrand AI model to decode the complex language of proteins, unlocking insights crucial for antibody drug development and precision medicine.

Large Language Models (LLM), originally developed for Natural Language Processing (NLP), can also be applied on "the language of proteins" enabling insights into tasks including, but not limited to, protein structure prediction, antibody binding optimization, and protein mutagenesis.

To understand 'the language of proteins', it is essential to detect meaningful words and word boundaries. This is where the HYFTs serve as critical enablers. By harnessing HYFT's sophisticated computational capabilities, the previously abstract notion of identifying functional units or "words" in protein sequences is made tangible, allowing for precise mapping and analysis.

The Advanced Foundation AI model employs a distinctive approach known as "LLM stacking" to intelligently combine different LLMs, with the HYFTs linked to specific features found in various LLMs. Using a natural language analogy, this would mean one is able to distinguish the meaning of 'apple' based specifically on the context of the word, in other words, is the word "apple" referring to a type of fruit versus 'Apple', Silicon Valley pioneer. In a life sciences context, these features, for example, could include identification of critical amino acid residues involved in protein binding or detecting sequence variations associated with disease susceptibility. The sequence diversity harnessed by the HYFTs was discovered during the clustering of Next Generation Sequencing data sourced from IPA's pipeline subsidiary, Talem Therapeutics, utilizing the HYFT network combined with LLM stacking. Through the incorporation of various features provided by LLM stacking in this study, it was possible to differentiate between binding and non-binding antibodies, even when they shared similar HYFT patterns.

Pioneering a New Frontier in Life Sciences

The concept of "word boundaries" within protein languages offers a groundbreaking approach to unlocking the complexities of protein structure and function, filling a void in the knowledge base of researchers and drug developers alike. By enabling precise identification and manipulation of functional units within proteins, this innovative methodology paves the way for advancements in drug discovery, protein-based therapeutics, and synthetic biology. It promises not only to accelerate the development of targeted treatments with higher efficacy and lower side effects but also to revolutionize protein engineering and design. This approach, leveraging cutting-edge computational models and analysis techniques, stands to significantly reduce research and development timelines and costs.

Advancing Drug Discovery and Precision Medicine ~~-~~ LENSai ™ Integrated Intelligence Technology~~™~~

This methodology revolutionizes biotechnology and pharmaceutical research by providing a robust framework for drug discovery, protein engineering, and the development of protein-based therapeutics.  The HYFT technology's application of "word boundaries" is particularly compelling, as it aims to significantly accelerate research and development processes. Through the facilitation of targeted treatments and the innovation of novel therapies, the HYFT technology offers a reduction in development timelines and costs.

By providing a comprehensive understanding of the complex relationships between genes, proteins, and biological pathways, the model paves the way for the development of targeted therapies and personalized treatment strategies.

A Future of Collaborative Discovery

In alignment with our mission to foster collaboration and innovation within the life sciences community, we are excited to announce that IPA's CEO, Dr. Jennifer Bath, will participate in the H.C. Wainwright 1st Annual Artificial Intelligence Based Drug Discovery & Development Virtual Conference today March 7th, 2024. This participation underscores our commitment to leading the conversation on the future of AI-driven solutions in biology and medicine.

Additionally, we are thrilled to announce the participation of Dirk Van Hyfte MD, PhD, Co-Founder and Head of Innovation of BioStrand, alongside our esteemed technology partner, InterSystems, at this year's HIMSS®24 conference in Orlando, Florida. Together, we will be showcasing our latest advancements in the field of healthcare technology through InterSystems's Innovator Introduction program.

Our presentation will focus on introducing our groundbreaking Universal Foundation AI Model for Multiscale Biological Data Integration.

We invite you to join us for our lightning pitch session, where we will delve into the capabilities and potential impact of our Universal Foundation AI Model. Also, we welcome you to engage in fruitful conversations at InterSystem's booth, #1361 at the HIMSS conference, March 12th-14th, 2024.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the "IPA Family"). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

contact: investors@ipatherapeutics.com

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "potential", "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the expected outcome on the market, the life sciences, drug discovery and development, integration and / or success of LENSai, LLMs, RAG, or HYFT technologies, including their benefits, and statements relating to IPA's expected increased revenue streams and financial growth. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the integration of IPA's LENSai platform with its HYFT technology may not have the expected results, risks that the expected healthcare benefits including lowering development timeliness, and costs and that development of targeted treatments with higher efficacy and lower side effects will not be achieved, risks that the benefits to drug discovery, protein-based therapeutics, and synthetic biology won't be achieved, in addition actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company's Annual Information Form dated July 10, 2023 (which may be viewed on the Company's profile at www.sedar.com), and the Company's Form 40-F, dated July 10, 2023 (which may be viewed on the Company's profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 7, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.

Date: March 7, 2024	By:	/s/ Kristin Taylor
Kristin Taylor
Chief Financial Officer